[OPPENHEIMER WOLFF & DONNELLY LLP LETTERHEAD]

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October 29, 2012

VIA EDGAR AND EMAIL
AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 7010
Washington, D.C. 20549-7010
Attn: Perry J. Hindin

Re:	Aetrium Incorporated Preliminary Proxy Statement on Schedule 14A – Supplemental Response Filed October 12, 2012 File No. 000-22166

Dear Mr. Hindin:

On behalf of Aetrium Incorporated, a Minnesota corporation (the “Company”), I am responding to the comment letter dated October 19, 2012 from you to Patrick J. Pazderka regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed October 12, 2012.

Pending your review of our responses to your comments and receiving your feedback, the Company will be prepared to file a responsive Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”). To assist in your review of our responses and our proposed revisions to the preliminary proxy statement, we have also provided you with Attachment A to this letter which includes relevant excerpts from the Company’s preliminary proxy statement marked to show proposed changes to the original Preliminary Proxy Statement on Schedule 14A.  For your convenience, we have repeated and numbered the comments from your letter dated October 19, 2012 in boldface print below.  The Company’s responses are provided below each comment.

Preliminary Proxy Statement on Schedule 14A Filed October 19, 2012

General

1.	Comment:

Please furnish the information required by Items 7 and 8 of Schedule 14A.

United States Securities and Exchange Commission
October 29, 2012

Response:  As discussed with the Staff, the Company will comply and will insert the relevant disclosures required by Items 7 and 8 of Schedule 14A.

2.	Comment (Point A):

We note that the company has made the following statements in its soliciting materials that appears to impugn the character, integrity or personal reputation of the Shareholder Group, all without adequate factual foundation:

•
“… we believe the Shareholder Group has established a pattern of complying with SEC requirements only at its convenience, and accordingly should not be allowed to control Aetrium at the risk of Aetrium non-compliance with SEC requirements;” (Notice of Special Meeting)

Response: The Company has revised its disclosure in the third paragraph on page i of the preliminary proxy statement (Notice of Special Meeting). In particular, we have rewritten the sentence above as follows:

In addition, we believe the Shareholder Group’s history relating to trading in Aetrium common stock and failing to timely report the same raises questions about whether the Shareholder Group will be effective in leading the company to continued full compliance with SEC and other legal requirements in fact, form and appearance.

We believe that with these proposed revisions, the Aetrium Board’s statements about the Shareholder Group in this regard have adequate factual foundation.

Comment (Point B):

•
“It is far more likely, in the opinion of the current Aetrium Board, that there was an agreement reached as early as February 2012 between Archer and at least some of the other members of the Shareholder Group that Archer would accumulate shares and sell them to the other Shareholder Group members at an appropriate time. The SEC reporting requirements mandate that the Shareholder Group should have reported that agreement when first reached. We believe the Shareholder Group stretched its interpretation of the SEC’s reporting requirements to fit its objective of acquiring its position in secret.” (page 11)

Response: The Company has revised its disclosure in the third and fourth paragraphs on page [12] of the preliminary proxy statement under the heading “The Shareholder Group has Acted in Apparent Disregard of SEC Requirements.” In particular, we have rewritten the disclosures to insert information about Archer’s failure to timely file Forms 3 and 4. And, we have revised the Aetrium Board’s conclusion to indicate that it is possible that members of the Shareholder Group formed an agreement with respect to purchasing and/or selling Aetrium common stock as early as February 2012, and that the Aetrium Board questions whether the Group stretched its interpretation of securities law reporting requirements, and in particular, reporting and disclosure obligations under Schedule 13G and the applicable rules thereunder. Please see the proposed revised disclosure under Point “B” in Attachment A. We believe that with these proposed revisions, the Aetrium Board’s statements about the Shareholder Group in this regard have adequate factual foundation.

United States Securities and Exchange Commission
October 29, 2012

Comment (Point C):

•	“…we are concerned that Archer may have traded on material non-public information in violation of applicable law.” (page 12)

Response: The Company has revised its disclosure in the last paragraph on page [12] of the preliminary proxy statement under the heading “The Shareholder Group has Acted in Apparent Disregard of SEC Requirements.” In particular, we have rewritten the disclosures to insert additional information about the process Aetrium followed in September 2012 to obtain non-disclosure agreements (“NDA’s”) from the Shareholder Group’s representatives, and that the agreements specifically included provisions allowing members of the Group to share information with each other, which were included based on the expressed intention of the Group’s representatives to be able to freely share confidential non-public information with all members of the Group. Based on the draft NDA received from the Shareholder Group’s counsel, which included extensive provisions permitting sharing of confidential information with Group members, Aetrium made sure that this authorization was reflected in its proposed NDA.

In addition, we have revised the Aetrium Board’s conclusion to indicate that Archer’s trading activity in Aetrium common stock within four weeks after the September 10, 2012 informational meeting held at Aetrium at the Group’s request and at which material non-public information was shared with the Group’s representatives presents the appearance of the possibility that members of the Shareholder Group traded with material non-public information about Aetrium. If this is true, this would constitute a violation of numerous state and federal securities regulations that prohibit trading in public company securities while in possession of material non-public information.  Please see 17 C.F.R. § 240.10b-51 and Rule 10b5-22 and related regulations.  Federal courts have upheld application of these rules.3  Please see the proposed revised disclosure under Point “C” in Attachment A. We believe that with these proposed revisions, the Aetrium Board’s statements about Archer and the Shareholder Group in this regard have adequate factual foundation.

_____________________________

1
17 C.F.R. § 240.10b-5 (2009). The Rule states:  It shall be unlawful for any person, directly or indirectly, by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange, (a) To employ any device, scheme, or artifice to defraud, (b) To make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or (c) To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person, in connection with the purchase or sale of any security.

2
The applicable portion of the rule states: (a) Scope of Rule. This section shall apply to any violation of Section 10(b) of the Act and [Rule 10b-5] thereunder that is based on the purchase or sale of securities on the basis of, or the communication of, material nonpublic information misappropriated in breach of a duty of trust or confidence. (b) Enumerated "duties of trust or confidence." For purposes of this section, a "duty of trust or confidence" exists in the following circumstances, among others: (1) Whenever a person agrees to maintain information in confidence . . . . 17 C.F.R. § 240.10b5-2 (citation omitted).

3
See, e.g., United States v. Falcone, 257 F.3d 226, 232 (2d Cir. 2001) (focusing on the misappropriator's duty to refrain from using confidential information); United States v. Kim, 184 F. Supp. 2d 1006, 1014 (N.D. Cal. 2002) (noting that the primary focus of the misappropriation liability is a fiduciary type of relationship).

United States Securities and Exchange Commission
October 29, 2012

Comment (Point D):

•
“A fundamental tenet of corporate governance is strict adherence to the requirements of law. A recent example of the cost, loss of shareholder confidence and divergence of management attention from building shareholder value is the drawn out episode of backdating options involving numerous public companies. Critical to control over financial reporting is the demand from the top of a company’s management hierarchy to fully comply with its legal and ethical mandates. The history of this Shareholder Group suggests that it will stretch its interpretation of SEC requirements as necessary to meet its objectives. Accordingly, our Board of Directors believes that the Shareholder Group’s control of the company presents an unreasonable risk of instability and breakdown of basic corporate governance controls that could potentially subject the company to material adverse consequences.” (page 12)

Response: The Company has revised its disclosure in the first paragraph on page [13] of the preliminary proxy statement under the heading “The Shareholder Group has Acted in Apparent Disregard of SEC Requirements.” In particular, we have rewritten the disclosures by deleting portions in order to significantly shorten it, and we have revised the conclusion to indicate that the admitted history of the Shareholder Group when it failed to fully comply with the letter and spirit of securities law reporting requirements (namely, the failure to timely file Form 3’s and 4’s, the violations of Section 16(b) as acknowledged by a member of the Shareholder Group, and the possibility of a member of the Group trading while in possession of material non-public information in October 2012 after NDA’s were signed by representatives of the Shareholder Group which followed the early September 2012 meeting at Aetrium headquarters at which members of the Shareholder Group were provided  material non-public information concerning Aetrium at their request) has caused the Aetrium Board to question the commitment of the Shareholder Group to full and timely compliance with securities laws, and causes the Aetrium Board to be concerned about whether the Shareholder Group will bring the requisite leadership and discipline to assure the Company’s continued compliance with its SEC and other legal requirements in fact, form and appearance.  Please see the proposed revised disclosure under Point “D” in Attachment A. We believe that with these proposed revisions, the Aetrium Board’s statements about the Shareholder Group have adequate factual foundation.

We note that on behalf of our client Aetrium, we are today also sending a letter reporting the facts reflected in the above disclosure points to the SEC Enforcement Division.

After you have had an opportunity to review the above responses to your comments, please call me at (612) 607-7557 to discuss any further questions or comments you might have concerning the Preliminary Proxy Statement.

Very truly yours,

/s/ Patrick J. Pazderka

cc:  Douglas L. Hemer, Aetrium Incorporated

Enclosures:

Letter dated October 29, 2012 from Douglas L. Hemer, Aetrium Incorporated
Attachment A – Proposed revisions to Preliminary Proxy Statement

[AETRIUM Incorporated LETTERHEAD]

October 29, 2012

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 7010
Washington, D.C. 20549-7010
Attn: Perry J. Hindin

Re:	Aetrium Incorporated Preliminary Proxy Statement on Schedule 14A Filed October 12, 2010 File No. 000-22166

Ladies and Gentlemen:

The undersigned, Aetrium Incorporated, a Minnesota corporation (the “Company"), acknowledges, with respect to the Preliminary Proxy Statement on Schedule 14A, that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aetrium Incorporated

By: /s/ Douglas L. Hemer

Name: Douglas L. Hemer

Title: Chief Administrative Officer and Secretary

Attachment A

Point A

Point B

2. Existing:
Archer's representatives advised us on a few occasions prior to February 2012 that pursuant to its rule for all of its investments, it would maintain its investment in Aetrium below 10%, presumably to avoid the reporting requirements of a 10% shareholder. In the early part of 2012, Archer's representatives advised us that it had had communications with a group of activist shareholders located in the U.S. southwest who had expressed interest in our stock. Over the next six months, Archer then accumulated additional shares far in excess of its stated 10% limit. But, according to the Shareholder Group's SEC filings, Archer only reached agreement with the rest of the Shareholder Group on August 9, 2012 to sell to Mr. Eberwein most of the block of stock it had built up over six months in more than 86 transactions, and form the Shareholder Group. It is far more likely, in the opinion of the current Aetrium Board, that there was an agreement reached as early as February 2012 between Archer and at least some of the other members of the Shareholder Group that Archer would accumulate shares and sell them to the other Shareholder Group members at an appropriate time. The SEC reporting requirements mandate that the Shareholder Group should have reported that agreement when first reached. We believe the Shareholder Group stretched its interpretation of the SEC's reporting requirements to fit its objective of acquiring its position in secret.

Proposed:
The Shareholder Group in its ~~convenience, and accordingly should not be allowed to control Aetrium at the risk of Aetrium non-~~proxy statement contends that Archer's failures to timely file Forms 3 and 4 were inadvertent. We note, however, that Archer is a professional fund manager responsible for compliance with SEC Form 3 and 4 requirements. In addition, Archer's representatives advised us on a few occasions prior to February 2012 that pursuant to its rule for all of its investments, it would maintain its investment in Aetrium below 10%, ~~presumably~~which we assumed was to avoid the SEC reporting requirements of a 10% shareholder.

In the early part of 2012, Archer's representatives advised us that it had had communications with a group of activist shareholders located in the U.S. southwest who had expressed interest in our stock. (We note that two of the six Shareholder Group director nominees list Texas or Oklahoma addresses.) Over the next six months, Archer then accumulated additional shares far in excess of its stated 10% limit. But, according to the Shareholder Group's SEC filings, Archer only reached agreement with the rest of the Shareholder Group on August 9, 2012 to sell to Mr. Eberwein most of the block of stock it had built up over six months in more than 86 transactions, and form the

Attachment A

Shareholder Group. ~~It is far more likely, in the opinion of the current Aetrium Board,~~These facts are consistent with the possibility that there was an agreement reached as early as February 2012 between Archer and at least some of the other members of the Shareholder Group that Archer would accumulate shares and sell them to the other Shareholder Group members at an appropriate time. The SEC reporting requirements ~~mandate that~~mandated the Shareholder Group ~~should have reported that~~ to report its agreement, including an oral or written understanding, when first reached. ~~We believe~~Under these circumstances, we question whether the Shareholder Group stretched its interpretation of the SEC's reporting requirements ~~to fit its objective of acquiring~~in order to acquire its position in secret.

Point C

3. Existing:

We entered into non-disclosure agreements with representatives of the Shareholder Group on September 10, 2012, pursuant to which we disclosed to the Shareholder Group material non-public information about the company and its operations in an effort to have a full and candid discussion with the Shareholder Group and to meet its requests for information. Subsequently, on October 9, 2012, Archer acquired more shares of the company's stock, and we are concerned that Archer may have traded on material non-public information in violation of applicable law.

Proposed:

We entered into non-disclosure agreements with representatives of the Shareholder Group on September 10, 2012, pursuant to which we disclosed to the Shareholder Group material non-public information about the company and its operations in an effort to have a full and candid discussion with the Shareholder Group and to meet its requests for information. ~~Subsequently, on October 9, 2012, Archer acquired more shares of the company's stock, and we are concerned that Archer may have traded on material non-public information in violation of applicable law~~The non-disclosure agreements required the representatives to maintain the confidentiality of the non-public information shared and to use it only for the purpose of becoming more fully informed on the company. The agreements specifically authorized the representatives to share the non-public information with other members of their group provided the other members agreed to the same confidentiality requirements. Subsequently, on October 9, 11 and 12, 2012, Archer acquired more shares of the company's stock. We read the Shareholder Group's proxy statement, in effect, as a certification that its three representatives who received non-public information on the company did not share that information with any other member of the Shareholder Group or anyone else. This is surprising to us since Mr. Eberwein advised us on two occasions that he was taking a settlement we proposed to the other Shareholder Group members for consideration, and we assumed they would be fully informed on the company in order to fairly consider our proposal. In any event, Archer's trading activity in the context of our disclosures of material non-public information to the Shareholder Group presents an appearance of the possibility of trading on material non-public information.

Point D

4. Existing: